Mail Stop 4561

September 6, 2006

James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

      Re: **Ansys, Inc**
              Form 10-K/A for Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              Form 8-K Filed April 27, 2006
              Form 8-K/A Filed July 14, 2006
              File No. 000-20853

Dear Mr. Cashman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Very truly yours,

              Kathleen Collins
              Accounting Branch Chief